Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

June 25, 2013	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Via EDGAR

Ms. Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Alere Inc.
PRER14A filed June 17, 2013
File No. 001-16789

Dear Ms. Chalk:

This letter constitutes supplemental correspondence on behalf of Alere Inc. (the “Company”) in response to the Staff’s letter dated as of June 21, 2013 relating to the above-referenced filing. The heading and numbered paragraph below correspond to the heading and numbered paragraph of the Staff’s letter.

On behalf of the Company, we respond to the Staff’s comment as follows:

Revised Preliminary Proxy Statement on Schedule 14A filed on June 17, 2013

General

1.         We understand that one of your nominees, Sir Thomas McKillop, served as Chairman of the Royal Bank of Scotland Group PLC (“RBS”) from 2006-2009. RBS was the subject of an investigation by the United Kingdom’s Financial Services Authority, which issued a report about the near-collapse and British government bailout of RBS during Sir McKillop’s tenure and the factors to which such problems

Ms. Christina Chalk

June 25, 2013

were attributable. In addition, we understand that Sir McKillop is named as a defendant in an action brought on April 3, 2013 before the London High Court by numerous individuals and institutions alleging that RBS, Sir McKillop and other individuals misled investors about RBS’ financial condition during a 2008 rights offering. Tell us what consideration you have given to disclosure about these matters in your proxy statement, as they relate to your nominee and his qualifications to serve on the Alere Board of Directors. We may have additional comments after reviewing your response.

Response: In considering nominating Dr. McKillop for election as a director at the 2013 Annual Meeting of stockholders, both the Nominating and Corporate Governance Committee of the Company’s Board of Directors and the Company’s entire Board of Directors specifically discussed McKillop’s role as the Chairman of the Royal Bank of Scotland Group PLC (“RBS”) during the time leading up to and during the worldwide financial crisis of 2008.

Dr. McKillop was initially recommended to the Company as a potential nominee for the Board of Directors by the Company’s executive search firm. At the time of that recommendation in early 2013, the executive search firm provided the Company with information regarding Dr. McKillop’s role at RBS. Before making a determination to interview Dr. McKillop as a potential nominee, the Chairman of the Company’s Board of Directors and the Chairman of the Company’s Nominating and Corporate Governance Committee discussed the implications of Dr. McKillop’s role with RBS. In addition, when Dr. McKillop was first interviewed by the Company about becoming a nominee, he affirmatively raised the issue of his role as the Chairman of RBS during the time leading up to and including the financial crisis of 2008.

During their evaluation of Dr. McKillop, both the Nominating and Corporate Governance Committee and the full Board of Directors discussed the fact that Dr. McKillop was the Chairman of RBS at the time of its bailout by the Bank of England. After these discussions, both the Nominating and Corporate Governance Committee and the full Board of Directors concluded that the opportunity to benefit from Dr. McKillop’s extensive operating experience leading Astra Zeneca plc outweighed any negative implications arising from his role at RBS.

The Company notes that:

•	no regulatory enforcement proceedings were brought or even recommended against Dr. McKillop as a result of the events leading up to the bailout of RBS by the Bank of England;

•	the 2008 financial crisis was a worldwide event, which dramatically affected financial services firms on a global basis, rather than an event isolated to RBS; and

Ms. Christina Chalk

June 25, 2013

•	as a financial services firm, RBS has a substantially different risk profile than the Company.

Additionally, the Company has reviewed the December 2011 report (the “FSA Report”) issued by the United Kingdom Financial Services Authority regarding the collapse and bailout of RBS to determine whether the contents or existence of that report should be disclosed in the Company’s proxy materials for its 2013 Annual Meeting. The Company has determined that the FSA Report is not material to a stockholder’s evaluation of Dr. McKillop’s qualifications to serve as a director of the Company. In support of this conclusion, the Company notes that:

•	the worldwide financial crisis of 2008, including the events leading to the bailout of RBS, was widely reported in the mainstream press;

•	the Company’s proxy materials prominently note Dr. McKillop’s role as the Chairman of RBS and his period of service;

•	the FSA did not recommend enforcement proceedings be brought against Dr. McKillop;

•	the FSA Report does not challenge or question any action taken specifically by Dr. McKillop in his role as Chairman; and

•

the FSA Report repeatedly noted in hindsight that while decisions made by the RBS board of directors and management contributed to the collapse of RBS, systemic issues in the financial services industry and regulatory failures also contributed to the collapse.

In addition, the Company does not believe that the existence of the complaint filed on April 3, 2013 is material to a stockholder in evaluating Dr. McKillop’s qualifications to serve as a director of the Company. In coming to this conclusion, the Company noted that (a) the complaint is a private action, not an enforcement action brought by a regulator, (b) the FSA concluded, after an extensive review of the rights offering and the offering material used in that transaction (in which review Dr. McKillop voluntarily participated), that despite some potential deficiencies in the process utilized by RBS, it should not bring any enforcement action against Dr. McKillop or other members of the board of directors of RBS as a result of the rights offering and (c) the complaint consists simply of allegations, as to which the defendants have not yet responded.

Moreover, the Company respectfully notes that neither the FSA Report nor the April 3, 2013 complaint is required to be disclosed pursuant to Item 401 of Regulation S-K. Specifically, even if RBS had been the subject of a bankruptcy or insolvency proceeding, Item 401(f)(1) would require disclosure of such event only if Dr. McKillop had served as an executive officer of RBS during the preceding two years, which he did not. Item 401(f)(1) requires disclosure only where an individual recently served as an executive officer – not

Ms. Christina Chalk

June 25, 2013

solely as a director – of a company involved in a bankruptcy or insolvency proceeding. We note that in 1994 the SEC proposed to expand the disclosure relating to the initiation of bankruptcy or insolvency proceedings to include companies for which the individual in question served as a director, but ultimately did not adopt the proposed amendment (See Release No. 33-7106 (November 1, 1994)).

Further, with respect to both the FSA Report and the April 3, 2013 complaint, Item 401(f) does not require disclosure of legal proceedings (other than criminal proceedings described in Item 401(f)(2)) unless those proceedings have progressed to a stage involving substantially more than mere allegations, such as an order, judgment, decree or finding of fact or the imposition of sanctions (and then only if not subsequently reversed, suspended or vacated). Item 401(f) expressly authorizes the omission of civil legal proceedings in their preliminary stages in order to avoid requiring disclosure of meritless or even potentially spurious allegations. Further, by requiring disclosure only of legal proceedings that have reached an objectively determinable stage involving a judicial or administrative conclusion that an individual has engaged in conduct determined to be relevant to an evaluation of an individual’s ability or integrity, Item 401(f) acknowledges that issuers, such as the Company in this situation, rarely have sufficient access to the facts underlying a new legal proceeding involving a director candidate to be able to make a reliable assessment of the allegations in a complaint. Accordingly, to avoid requiring issuers to engage in expensive independent investigations of third-party allegations of misconduct by a director or director-nominee, Item 401(f) permits issuers to omit disclosure of such legal proceedings until such misconduct has been reliably demonstrated, as evidenced by an order, judgment, decree or finding of fact or the imposition of sanctions. We believe this distinction is made apparent by the different approach taken in Item 401(f)(2), which requires disclosure of pending criminal proceedings against the individual. We believe the SEC took a different approach for criminal proceedings because of the obviously greater concerns raised by potentially criminal conduct, because a criminal proceeding can only be initiated by a responsible governmental authority and because a criminal proceeding affords an individual greater procedural protections before its initiation (such as prior review by a grand jury). The requirement to disclose pending criminal proceedings makes clear that pending civil proceedings are not required to be disclosed until they reach the specific procedural milestones set forth in Item 401(f). See U.S. v. Matthews, 787 F.2d 38 (1986).

Finally, we note that, even if misconduct has been clearly demonstrated by an order, judgment, decree or finding of fact or the imposition of sanctions, Item 401(f) nonetheless permits an issuer to omit disclosure of such legal proceedings if those proceedings are not “material to an evaluation of the ability or integrity of” the individual. We believe that this express authorization to omit disclosure of even proven misconduct in certain situations

Ms. Christina Chalk

June 25, 2013

further clarifies the SEC’s policy judgment against requiring disclosure of mere allegations in an early-stage civil proceeding. In fact, we think this approach represents a clear judgment that, until proven to the degree set forth in Item 401(f), mere allegations of misconduct are not material to an evaluation of the ability or integrity of an individual.

In light of the express requirements of Item 401(f), the Company believes that no disclosure of either the FSA Report or the April 3, 2013 complaint is required. As noted above, no regulatory enforcement proceedings were even brought or recommended against Dr. McKillop by the FSA, and, to the Company’s knowledge, the accuracy of the FSA Report – albeit the result of an investigatory review by a governmental agency – was not subjected to independent review or assessment in any judicial forum or other adversarial proceedings involving RBS or any of the individuals whose conduct was the subject of the report. Although the filing of the April 3, 2013 complaint has commenced a civil proceeding against Dr. McKillop, that proceeding is still in its earliest stages and has not reached any of the procedural milestones that would require disclosure under Item 401(f).

Notwithstanding the foregoing, the Company anticipates that Coppersmith may seek to exploit the FSA Report in the proxy contest, and in order to address any effort by Coppersmith to attempt to portray Dr. McKillop as somehow individually responsible for the collapse of RBS, the Company proposes to provide the following additional disclosure in its definitive proxy statement:

“In determining to nominate Dr. McKillop for election as a director, our Nominating and Corporate Governance Committee and our full Board of Directors were fully cognizant that Dr. McKillop served as the Chairman of RBS during the 2008 global financial crisis in which RBS, among other global banks, required government support to continue operations. Both the Committee and the Board concluded that his extensive operating experience leading Astra Zeneca plc outweighed any negative implications arising from his role as a director of RBS. We note that the UK Financial Services Authority, the regulatory authority for the UK financial markets, conducted an extensive review of the events leading up to the governmental rescue of RBS in 2008, including the role played by Dr. McKillop and the other directors of RBS, and determined not to bring any enforcement action against any of them. The FSA prepared a detailed report explaining its decision, which is available at http://www.fsa.gov.uk/static/pubs/other/rbs.pdf.”

* * *

In connection with the Company’s responses contained in this letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

Ms. Christina Chalk

June 25, 2013

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that this letter be afforded a prompt review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me at (617) 832-1113 or my partner John D. Hancock at
(617) 832-1201.

Sincerely,

/s/ Paul Bork

Paul Bork

cc:	Ellen V. Chiniara, Esq.
Jay McNamara, Esq.
John D. Hancock, Esq.